UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 6, 2017

JAGUAR ANIMAL HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36714	46-2956775
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Mission Street, Suite 2375 San Francisco, California	94105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 371-8300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                   Other Events.

On April 6, 2017, Jaguar Animal Health, Inc. (“Jaguar”) and Napo Pharmaceuticals, Inc. (“Napo”) issued a press release announcing commercial updates relating to the sales and marketing of Neonorm™ Calf, Neonorm™ Foal, and Mytesi™.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Disclaimer on Forward-looking Statements

This Current Report on Form 8-K, including the press release, contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  These include statements regarding Napo’s and Jaguar’s estimate that the potential U.S. market for Mytesi™ is approximately $100 million in gross annual sales, Napo’s and Jaguar’s forecast that Mytesi™ will generate approximately $7.0 million in net sales in 2017, with the greatest impact on prescription growth coincident with the deployment of the sales force and sampling program, Jaguar’s expectation that Canalevia™ for the indication of CID in dogs will be Jaguar’s first drug product candidate available commercially, and that, pending FDA approval of Canalevia™ for CID, Jaguar expects to conduct the commercial launch of Canalevia™ for this indication in the next year, the structure, timing and completion of the proposed merger and Napo debt settlement, expectations regarding the capitalization, resources and ownership structure of the combined company, the expectation that the merger conditions to closing will be satisfied, Jaguar’s intention to develop species-specific formulations of Neonorm™ in additional target species, and Jaguar’s plan to develop formulations of Canalevia™ for cats, horses and dogs. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this release are only predictions. Jaguar has based these forward-looking statements largely on its current expectations and projections about future events. These forward-looking statements speak only as of the date of this release and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond Jaguar’s control. Except as required by applicable law, Jaguar does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Jaguar and Napo, Jaguar will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Jaguar and Napo that also constitutes a prospectus of Jaguar. The definitive joint proxy statement/prospectus will be delivered to Jaguar’s and Napo’s stockholders. INVESTORS AND SECURITY HOLDERS OF JAGUAR AND NAPO ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Jaguar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Jaguar will be available free of charge on Jaguar’s internet website at www.jaguaranimalhealth.com or by contacting Jaguar at: Investor Relations, Jaguar Animal Health, Inc., 201 Mission Street, Suite 2375, San Francisco, California, 94105; (415)-371-8300.

Participants in the Merger Solicitation

Jaguar, Napo, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Jaguar’s and Napo’s stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Jaguar is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 29, 2016. Information about the executive officers of Napo is set forth at www.napopharma.com. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Item 9.01      Financial Statements and Exhibits

(d)     Exhibits

Exhibit No.	Description
99.1	Jaguar Animal Health, Inc. Press Release dated April 6, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAGUAR ANIMAL HEALTH, INC.

By:	/s/ Karen S. Wright
	Name:	Karen S. Wright
	Title:	Chief Financial Officer

Date: April 6, 2017

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